EX-99.77C VOTING MATTERS

Exhibit 77(c) - Matters submitted to a vote of security holders

On June 10, 2016, a Special Meeting of Shareholders was held to approve the Agreement and Plan of Reorganization and Termination adopted by Advisors Series Trust's Board of Trustees, which provides for the reorganization of the Alpha Defensive Alternatives Fund into the Value Line Defensive Strategies Fund, a newly created series of Value Line Funds Investment Trust.

A summary of the voted shares is as follows:

Total shares voted:  1,178,145
Shares voted For:  1,172,040
Shares voted Against:  1,205
Shares voted Abstain  4,900